FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11000 Berkshire Checking - 6444	25,009.32
11003 Berkshire Mansfield Checking - 4459	285,558.15
Total Bank Accounts	**$310,567.47**
Accounts Receivable	
Accounts Receivable (A/R)	19,362.80
Total Accounts Receivable	**$19,362.80**
Other Current Assets	
12000 Payroll Clearing	28,800.56
CASH CLEARING	0.00
Deferred taxes	102,700.00
Fidelity Moneyline Account	1,000.00
Inventory	50,000.00
Inventory-Uniforms	1,426.62
Total Inventory	**51,426.62**
Investments	652,000.00
Prepaid Expenses	8,623.31
Total Other Current Assets	**$844,550.49**
Total Current Assets	**$1,174,480.76**
Fixed Assets	
2000 Property & Equipment	499,091.50
2005 Leasehold Improvements	16,890.05
2010 Accumulated Depreciation	-272,670.53
Total Fixed Assets	**$243,311.02**
Other Assets	
3000 Goodwill	750,000.00
3001 Organization Costs	38,404.75
3010 Accumulated Amortization	-219,037.54
Total Other Assets	**$569,367.21**
TOTAL ASSETS	**$1,987,158.99**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-18,315.01
Total Accounts Payable	**$ -18,315.01**
Credit Cards	
American Express	0.00

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$0.00**
Other Current Liabilities	
21000 Payroll Liabilities	411.87
24000 Federal Payroll Tax Payable	0.00
25000 FUTA Tax Payable	422.74
26000 SUTA Tax Payable	4,011.23
27000 Employee State WH Tax Payable	807.97
28001 SEC-125 - Dental Payroll Clearing	0.00
28002 SEC-125 Medical - Payroll Clearing	0.00
29000 CT PFML	0.41
ACCRUED CT CORP TAX	250.00
ACCTS PAYABLE CLEARING	0.00
Gift Certificates Sold	2,561.72
Property Taxes Payable	0.00
Sales Tax Payable	0.00
Tips	0.00
xxxx2962 Berkshire Bank Visa	2,271.71
Total Other Current Liabilities	**$10,737.65**
Total Current Liabilities	**$ -7,577.36**
Long-Term Liabilities	
Govt CT Bridge Loan	0.00
Janney Montgomery Scott	0.00
Loan - Janey Montgomery	5,269.20
Loan-OnDeck	79,317.76
Notes Payable	0.00
Equipment Financing - Ice Cream Machine- WB Arena-496.52	10,741.12
Equipment Financing - Ice-Cream Machine-608.83	8,237.17
Equipment Financing - Turbo Oven-375.68	5,039.97
Equipment Loan - Egg Cooker $73	2,401.95
Equipment Loan - Ice Cube Machine $116.55	3,085.56
Loan-Business Backer	38,464.35
Total Notes Payable	**67,970.12**
Notes Payable A - Krasun Industries	1,086,000.00
Notes Payable B - Krasun Industries	0.00
SBA Loan - EIDL 3000667803	187,926.21
SBA Loan- EIDL 1656177802	27,338.00
SHAREHOLDER LOAN	0.00
Square Loan #1	0.00
Square Loan #2	68,617.00
Stripe Loan	0.00
Total Long-Term Liabilities	**$1,522,438.29**
Total Liabilities	**$1,514,860.93**

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
COMMON STOCK	1,000.00
Opening Balance Equity	0.00
Paid-In Capital	2,373,697.71
Prior Period Adjustment	0.00
Retained Earnings	-1,762,506.83
Net Income	-139,892.82
Total Equity	**$472,298.06**
TOTAL LIABILITIES AND EQUITY	**$1,987,158.99**

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Profit and Loss

January - December 2023

	TOTAL
Income	
40000 Sales - CC	517,516.55
Sales - Cash	69,201.47
Sales - Door Dash	10,537.13
Sales - Grubhub	4,124.43
Total Income	**$601,379.58**
Cost of Goods Sold	
Cost of Goods Sold	3,063.82
Menu Items	277,404.23
Total Cost of Goods Sold	**$280,468.05**
GROSS PROFIT	**$320,911.53**
Expenses	
67000 Social Security Expense	0.00
68000 Medicare Payroll Expense	0.00
69000 FUTA Tax Expense	0.00
70000 SUTA Tax Expense	0.00
71000 Employee Payroll Reimbursements	-323.20
Advertising & Marketing	977.47
Automobile Expenses	1,030.26
Auto Repairs & Maintenance	2,677.31
Fuel	4,595.68
Vehicle Rental	452.36
Total Automobile Expenses	**8,755.61**
Bank Charges & Fees	1,837.41
Commission Expense	8,997.21
Computer/POS Expense	941.68
Consulting Fees	267,286.22
Donations	300.00
Equipment	2,035.56
Equipment Lease	2,301.43
Information Technology	2,874.74
Insurance	20,261.90
Legal & Professional Services	39,505.50
Loan Fees	7,436.00
Meals & Entertainment	2,619.07
Merchant Amendments	1,054.97
Merchant Fees	6,140.32
Office Expense	17,018.23
Payroll Expenses	1,790.38
66000 Salaries & Wages	243,896.00
66001 TIPS	31,874.38
66500 Cost of Labor	14,945.69

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Profit and Loss

January - December 2023

	TOTAL
Employee Benefits	28,864.59
Payroll Fees	2,534.60
Total Payroll Expenses	**323,905.64**
Payroll Taxes	89,728.09
Postage	2,906.45
Rent & Lease	121,682.05
Repairs & Maintenance	30,268.86
Service Fees	1,515.78
Small Equip/Tools - Kitchen	412.96
Supplies	19,712.13
Paper Goods	29,190.21
Total Supplies	**48,902.34**
Taxes, Licenses & Permits	2,313.56
Food Service License	355.00
Health Department Inspection Fee	120.00
Total Food Service License	**475.00**
Property Taxes	6,513.40
Total Taxes, Licenses & Permits	**9,301.96**
Team Gift Expense	1,485.02
Trademark Expense	757.00
Travel	1,822.12
Unapplied Cash Bill Payment Expense	-15.00
Uncategorized Expense	0.00
Uniforms	1,036.80
Utilities	
Electric Charges	24,103.28
Gas Charges	2,381.47
Internet	6,585.14
Phones	2,344.31
Security System Maintenance	190.95
Waste Removal	7,894.88
Water/Septic	7,051.69
Total Utilities	**50,551.72**
Valuation Expense	968.40
Total Expenses	**$1,075,250.31**
NET OPERATING INCOME	**$ -754,338.78**
Other Income	
Cancellation of Debt - Krasun Note	800,000.00
Total Other Income	**$800,000.00**
Other Expenses	
Amortization Expense	52,636.77

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Profit and Loss

January - December 2023

	TOTAL
Depreciation Expense	68,904.05
Interest Paid	64,013.22
Other Miscellaneous Expense	0.00
Total Other Expenses	**$185,554.04**
NET OTHER INCOME	**$614,445.96**
NET INCOME	**$ -139,892.82**

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-100,710.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-29,901.42
12000 Payroll Clearing	-10,301.20
Prepaid Expenses	6,582.10
2010 Accumulated Depreciation	68,904.05
3010 Accumulated Amortization	52,636.77
Accounts Payable (A/P)	-15,848.76
American Express	0.00
21000 Payroll Liabilities	411.87
24000 Federal Payroll Tax Payable	-1,519.60
29000 CT PFML	-291.11
Connecticut Department of Revenue Services Payable	0.00
Sales Tax Payable	-1,116.13
Tips	0.00
xxxx2962 Berkshire Bank Visa	-3,503.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**66,053.57**
Net cash provided by operating activities	**$ -34,656.49**
INVESTING ACTIVITIES	
Fidelity Moneyline Account	-1,000.00
2000 Property & Equipment	-6,052.46
Net cash provided by investing activities	**$ -7,052.46**
FINANCING ACTIVITIES	
Govt CT Bridge Loan	-16,665.00
Janney Montgomery Scott	-50,000.00
Loan - Janey Montgomery	5,269.20
Loan-OnDeck	79,317.76
Notes Payable:Equipment Financing - Ice Cream Machine- WB Arena-496.52	-3,106.70
Notes Payable:Equipment Financing - Ice-Cream Machine-608.83	-5,354.09
Notes Payable:Equipment Financing - Turbo Oven-375.68	-2,739.24
Notes Payable:Equipment Loan - Egg Cooker $73	2,401.95
Notes Payable:Equipment Loan - Ice Cube Machine $116.55	3,085.56
Notes Payable:Loan-Business Backer	-54,868.50
Notes Payable A - Krasun Industries	-914,000.00
SBA Loan - EIDL 3000667803	16,662.00
SBA Loan- EIDL 1656177802	2,210.00
Square Loan #1	-21,931.95
Square Loan #2	68,617.00
Stripe Loan	-3,778.40
COMMON STOCK	0.00
Paid-In Capital	1,243,846.76
Prior Period Adjustment	0.00
Net cash provided by financing activities	**$348,966.35**

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Statement of Cash Flows

January - December 2023

	TOTAL
NET CASH INCREASE FOR PERIOD	**$307,257.40**
Cash at beginning of period	3,310.07
CASH AT END OF PERIOD	**$310,567.47**